SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED


                            J.P. Morgan Series Trust
                            Exact Name of Registrant
                            NOTIFICATION OF ELECTION


         J.P. Morgan California Bond Fund and J.P. Morgan Tax Aware Enhanced Income Fund (the "Funds"), each a series of J.P. Morgan Series Trust and each an open end investment company registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby notify the Commission of an election to commit to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the "Rule"). The Funds understand that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Funds have caused this Notification of Election to be duly executed on its behalf in the City of New York and State of New York on July 21, 2000.



                            J.P. Morgan Series Trust

                       By:      /s/ George A. Rio
                                    George A. Rio
                                    President



Attest:  /s/ Margaret W. Chambers
         Margaret W. Chambers
         Vice President